================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                   ----------

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 1999

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

                         Commission File Number: 1-10767

        A. Full title of plan and the address of the plan, if different from that of the issuer named below:

           SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES ASSOCIATES
                     PROFIT SHARING AND 401(k) PLAN NO. SS7

        B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       VALUE CITY DEPARTMENT STORES, INC.
                              3241 Westerville Road
                              Columbus, Ohio 43224

================================================================================

                 SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
                ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1999 AND 1998
                    AND FOR THE YEAR ENDED DECEMBER 31, 1999

                         TOGETHER WITH AUDITORS' REPORT

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
--------------------------------------------------------------------------------

Report of Independent Public Accountants

Statements of Net Assets Available for Plan Benefits as of December 31, 1999 and 1998

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1999

Notes to Financial Statements and Schedules

Schedule I - Item 4i - Schedule of Assets Held for Investment Purposes as of December 31, 1999

Schedule II - Item 4 - Schedule of Nonexempt Transactions for the Year Ended December 31, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administration Committee
   of the SCHOTTENSTEIN STORES CORPORATION
   AND AFFILIATES ASSOCIATES PROFIT SHARING
   AND 401(K) PLAN NO. SS7:


We have audited the accompanying statements of net assets available for plan benefits of the SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7 (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes and Schedule of Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LP

Columbus, Ohio,
   December 15, 2000.

                 SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
                ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


Statements of Net Assets Available for Plan Benefits
-------------------------------------------------------------------------------


                                                                   1999                        1998
                                                              ------------                ------------

INVESTMENTS:
   At fair market value                                       $137,130,596                $ 43,645,325
   At contract value                                                  --                    47,111,819
   Participant loans                                             2,201,222                   1,360,589
                                                              ------------                ------------

       Total investments                                       139,331,818                  92,117,733
                                                              ------------                ------------

RECEIVABLES:
   Employee contributions                                          458,732                     918,445
   Employer matching contributions                                 153,308                     395,028
   Employer profit sharing contributions                         2,172,319                   2,839,686
                                                              ------------                ------------

       Total receivables                                         2,784,359                   4,153,159
                                                              ------------                ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                        $142,116,177                $ 96,270,892
                                                              ============                ============


The accompanying notes to financial statements and schedules are an integral part of these statements.

                 SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
                ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1999
--------------------------------------------------------------------------------


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income, net:
     Dividends and interest                                        $  8,387,558
     Net realized and unrealized appreciation in market
       value of investments                                           9,557,166
                                                                   ------------
         Total investment income, net                                17,944,724
                                                                   ------------

Contributions:
   Employee                                                          12,839,510
   Employer matching                                                  5,820,980
   Employer profit sharing contributions                              2,171,130
   Rollovers                                                          1,121,294
   Net assets transferred                                            16,297,369
                                                                   ------------
         Total contributions                                         38,250,283
                                                                   ------------

          Total additions                                            56,195,007
                                                                   ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants                                      10,332,578
  Fees                                                                   17,144
                                                                   ------------

         Total deductions                                            10,349,722
                                                                   ------------

         Net increase                                                45,845,285

NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year            96,270,892
                                                                   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                $142,116,177
                                                                   ============


The accompanying notes to financial statements and schedules are an integral part of this statement.

                 SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
                ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


Notes to Financial Statements and Schedules
December 31, 1999 and 1998
--------------------------------------------------------------------------------


(1)    DESCRIPTION OF THE PLAN

       GENERAL

       The following description of Schottenstein Stores Corporation and Affiliates Associates Profit Sharing and 401(k) Plan No. SS7 (the Plan) is provided for general information only. Interested parties should refer to the Plan document for more complete information.

       The Plan was adopted by Schottenstein Stores Corporation and affiliated companies (the "Company") effective August 1, 1989 for the profit sharing provisions of the Plan and effective October 1, 1989 for the 401(k) provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

       The Plan is administered by the Company, and all Plan expenses, with the exception of loan fees, are paid by the Company. Effective April 1, 1999, Reliance Trust Company became the trustee and asset custodian of the Plan. Prior to April 1, 1999, Metropolitan Life Insurance Company acted in this capacity.

       CONTRIBUTIONS TO THE PLAN

       The Plan is a defined contribution plan. Pursuant to the 401(k) feature of the Plan, an eligible employee may contribute up to 20% of his or her cash compensation on a pretax basis within certain dollar limitations imposed by the Internal Revenue Service. The Company matches employee contributions on the first $50,000 of gross wages as follows: a) the first 1% of an employee's 401(k) savings contribution is matched with an employer contribution of 1.5%, b) the next 1% of an employee's 401(k) savings contribution is matched with an employer contribution of 1%, and
       c) the next 1% of an employee's 401(k) savings contribution is matched with an employer contribution of one-half percent. The Company may also elect to make a discretionary profit sharing contribution. Such contributions are allocated to eligible participants, as defined by the Plan, based on the ratio of each participant's compensation to the total of all eligible participants' compensation. Total discretionary contributions for 1999 were approximately $2,000,000.

       ELIGIBILITY AND VESTING

       Employees are eligible for participation in the Plan after completing 60 days of service, and having attained the age of twenty and one-half years.

       Amounts contributed by the participants and earnings thereon are fully vested and nonforfeitable at all times. Amounts contributed by the Company (matching and profit sharing contributions) to a participant's account and earnings thereon vest at the rate of 25% per year, beginning with the second full year of plan matching participation. Participants are fully vested at the end of the fifth year of matching participation.

                 SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
                ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


Notes to Financial Statements and Schedules
December 31, 1999 and 1998
--------------------------------------------------------------------------------





       ALLOCATION OF INVESTMENT INCOME AND FORFEITURES

       Investment income for each fund is allocated to the applicable participant's accounts based on the ratio of each participant's account balance to the total of all participants' account balances in that fund, as defined. Forfeitures have historically been used to offset employer contributions after five consecutive one year service breaks, as defined by the Plan, based on the ratio of each eligible participant's compensation to the total of all eligible participant's compensation. During 1998, the Plan was amended such that forfeitures are now immediately available to offset employer contributions. The impact of this plan amendment was that the availability to utilize forfeitures was accelerated. The impact of this acceleration was that approximately $2,000,000 in forfeitures became available and were utilized to offset employer contributions in 1999. As of December 31, 1999 and 1998, forfeited nonvested accounts, included as Plan assets in the Guaranteed Fixed Income Fund, totaled $15,563 and $852,095, respectively.

       BENEFIT PAYMENTS

       Benefits are generally payable upon the participating employee's retirement, death or disability, or termination of employment and are paid as a lump-sum amount.

       NET ASSETS TRANSFERRED

       In 1999 the net assets of an affiliated Company's 401(k) plan were transferred to the Plan, and the affiliated Company's 401(k) plan was merged into the Plan. The total amount of transferred assets was $16,297,369.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements are prepared using the accrual basis of accounting.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       VALUATION OF INVESTMENTS

       Investments are stated at market value except for the Guaranteed Fixed Income Fund which is stated at contract value, which approximates fair value in 1998. This investment option was not

                 SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
                ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7


Notes to Financial Statements and Schedules
December 31, 1999 and 1998
--------------------------------------------------------------------------------



       available to participants in 1999. Contract value represents contributions made under the contracts, plus earnings, less Plan withdrawals. The year-end rate for this fund was 6.4% at December 31, 1998.

       Unrealized appreciation (depreciation) of assets is based on market values at year-end and market values at the beginning of the Plan year or cost at the time of purchase during the year. Realized appreciation (depreciation) on sale or redemption of assets is based on the proceeds and the market value at the beginning of the Plan year or cost at the time of purchase during the year.

       Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

       PARTICIPANT LOANS

       Subject to the certain provisions, a participant may borrow from their account balances. The participant executes a promissory note with an interest rate based upon prevailing commercial lending rates. Loan principal and interest are paid over a period in excess of one year as determined by the Plan Committee. Participant loans are valued at cost which approximates market value.

       ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT

       The Accounting Standards Executive Committee issued statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant - directed fund investment program disclosures.


(3)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company by a letter dated September 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Company adopted the proposed amendments in April 1997. The Plan has been amended since the latest determination letter. However, the Plan Administrator believes that the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

                 SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
                ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7

Notes to Financial Statements and Schedules
December 31, 1999 and 1998
--------------------------------------------------------------------------------


(4)    PLAN INVESTMENTS

       Investments, which represent 5% or more of net assets available for Plan benefits, as of December 31, 1999 or 1998, are as follows:

                                                      FAIR MARKET VALUE
                                             -----------------------------------
                                                   1999                1998
                                             ---------------     ---------------

Guaranteed Fixed Income Fund                 $            -         $47,111,819
Capital Fund                                              -          12,276,113
Alpha Fund                                                -          12,025,244
Argo Fund                                                 -          14,123,836
MFS Institutional Fixed Fund                     56,785,787                   -
Massachusetts Investors Trust Fund               13,147,263                   -
Massachusetts Investors Growth Stock fund        21,217,040                   -
MFS Capital Opportunities Fund                   14,899,374                   -
American Eagle Stock Fund                         7,687,293                   -


(5)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


(6)    RECONCILIATION TO FORM 5500

       As of December 31, 1999 and 1998, the Plan had $0 and $109,392, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for plan benefits in accordance with accounting principles generally accepted in the United States.

                 SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
                ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7

Notes to Financial Statements and Schedules
December 31, 1999 and 1998
--------------------------------------------------------------------------------

       The following table reconciles net assets available for plan benefits payable and benefits paid per the financial statements to the Form 5500 as filed by the Company as of December 31, 1998.

                                                                             NET ASSETS
                                                                           AVAILABLE FOR
                                        BENEFITS                           PLAN BENEFITS
                                       PAYABLE TO           BENEFITS        DECEMBER 31,
                                      PARTICIPANTS            PAID             1998
                                     --------------       ------------    ------------

Per financial statements             $            -       $  7,399,962    $ 96,270,892
Accrued benefit payments                    109,392              9,945        (109,392)
                                     --------------       ------------    ------------
Per Form 5500                        $      109,392       $  7,409,907    $ 96,161,500
                                     ==============       ============    ============

(7)    RELATED-PARTY TRANSACTIONS

       Certain Plan investments are funds managed MFS. MFS is the asset custodian of the Plan, and therefore, these transactions qualify as party-in-interest. Additionally, as Value City Department Stores (VCDS) and American Eagle Corporation are affiliated companies, the transactions in the VCDS common stock fund and American Eagle Stock Fund qualify as party-in-interest. Participant loans also qualify as party-in-interest.


(8)    NONEXEMPT TRANSACTIONS

       Certain nonexempt transactions between the Plan and the Company have been identified and are listed in Schedule II.


(9)    REQUIRED SCHEDULE INFORMATION

       There is no information to be reported for the following schedules as of December 31, 1999, or for the year then ended:

       a. Assets held for investment purposes which were both acquired and disposed of within the plan year

       b.     Loans or fixed income obligations in default

       c.     Leases in default or classified as uncollectible

                 SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
                ASSOCIATES PROFIT SHARING AND 401(k) PLAN NO. SS7

Item 4i - Schedule of Assets Held for Investment Purposes            Schedule I
As of December 31, 1999
--------------------------------------------------------------------------------

       IDENTITY OF ISSUE, BORROWER,
         LESSOR, OR SIMILAR PARTY                                DESCRIPTION OF ASSET                        CURRENT VALUE
--------------------------------------------    -------------------------------------------------------     -----------------

 Reliance Trust Company                         Conservative Option Fund                                      $     1,317,296

 Reliance Trust Company                         Moderate Option Fund                                                3,129,939

 Reliance Trust Company                         Aggressive Option Fund                                              3,366,674

*Reliance Trust Company                         MFS Institutional Fixed Fund                                       56,785,787

 Reliance Trust Company                         PIMCO Total Return Fund                                               657,291

*Reliance Trust Company                         MFS Total Return Fund                                               2,045,561

 Reliance Trust Company                         Vanguard 500 Index Fund                                             3,367,549

 Reliance Trust Company                         Massachusetts Investors Trust Fund                                 13,147,263

 Reliance Trust Company                         Massachusetts Investors Growth Stock Fund                          21,217,040

*Reliance Trust Company                         MFS Capital Opportunities Fund                                     14,899,374

*Reliance Trust Company                         MFS Emerging Growth Fund                                            1,620,267

 Reliance Trust Company                         Lord Abbott Develop Growth Fund                                       242,534

 Reliance Trust Company                         American New Perspectives Fund                                      3,029,728

 Reliance Trust Company                         Amer Europacific Growth Fund                                          474,862

*Reliance Trust Company                         Value City Company Stock Fund                                       4,142,139

*Reliance Trust Company                         American Eagle Stock Fund                                           7,687,293

*Various Participants                           Outstanding Participant Loans (with interest rates
                                                ranging from 7% to 10%)                                             2,201,222
                                                                                                            -----------------

     Totals                                                                                                     $ 139,331,818
                                                                                                            =================

     * denotes party-in-interest


The accompanying financial statements and notes thereto are an integral part of this schedule.

                 SCHOTTENSTEIN STORES CORPORATION AND AFFILIATES
                ASSOCIATES PROFIT SHARING AND 401(K) PLAN NO. SS7

Item 4 - Schedule of Nonexempt Transactions                         Schedule II
For the Year Ended December 31, 1999
--------------------------------------------------------------------------------



                                                        DESCRIPTION OF TRANSACTIONS,
                                                             INCLUDING MATURITY
                               RELATIONSHIP TO PLAN,      DATE, RATE OF INTEREST,                         INTEREST
       IDENTITY OF              EMPLOYER OR OTHER          COLLATERAL AND PAR OR           AMOUNT         INCURRED
      PARTY INVOLVED            PARTY IN INTEREST              MATURITY VALUE              LOANED         ON LOAN
      --------------          ----------------------    ---------------------------        ------         -------

                                                         Lending of moneys from the
                                                            Plan to the employer
                                                         (contributions not timely
                                                         remitted to the Plan), as
                                                                  follows:
   Schottenstein Stores              Sponsor             Deemed loan dated June 22,       $67,161           $95
Corporation and Affiliates                              1999, matured June 28, 1999,
                                                          at interest based on the
                                                           Company's incremental
                                                       borrowing rate (due to delays
                                                        in trasmitting contributions
                                                           to the Plan Custodian)


The accompanying financial statements and notes thereto are an integral part of this schedule.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                             Schottenstein Stores Corporation and Affiliates Associates
                             Profit Sharing and 401(k) Plan No. SS7


Dated:  June 11, 2001        /s/ George Dailey
                             --------------------------------------------------
                             By:  George Dailey
                             Title: Plan Administrator